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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xambala Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 West California Ave, Suite 220
(No. and Street)

Sunnyvale (City) California (State) 94086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David DeArmey (405) 990-1940
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank, Rimerman + Co. LLP
(Name -- *if individual, state last, first, middle name*)

60 South Market Street, Suite 500 (Address) San Jose (City) California (State) 95113 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, David DeArmey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xambala Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


AARON S. CORRELL
Commission # 2015309
Notary Public - California
Santa Clara County
My Comm. Expires Mar 26, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XAMBALA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015

XAMBALA CAPITAL, LLC

CONTENTS

Frank, Rimerman + Co. LLP

To Xambala Capital, LLC
Sunnyvale, California

Certified
Public
Accountants



Palo Alto
San Francisco
San Jose
St. Helena

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Xambala Capital, LLC (a Delaware limited liability corporation) (the Company) as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

60 South Market Street, Suite 500 San Jose, California 95113 t 408.279.5566 www.frankrimerman.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Xambala Capital, LLC, as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Frank, Rimerman & Co. LLP

San Jose, California
February 25, 2016

XAMBALA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS	
Cash	$ 146,760
Due from clearing broker	5,090,150
IC receivables	33,713
Rebates receivable	775,499
Securities owned, at fair value	1,824,783
Computer and equipment, net	9,511
Accounts receivable and other assets	56,413
	$ 7,936,829
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 1,565,869
Accounts payable and accrued expenses	488,666
Floor brokerage, executions and clearing fees payable	54,652
Due to parent	385,544
Total liabilities	2,494,731
Member's equity	5,442,098
	$ 7,936,829

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Xambala Capital, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on October 23, 2008. The Company is owned by its sole member, Xambala, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of high-frequency proprietary trading that leverages high-throughput, high-speed, message stream processing subsystems, and trading algorithms for its use in the financial marketplace. The Company's headquarters and principal place of business is in Sunnyvale, California. The Company commenced its trading operations in January 2012.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Chicago Stock Exchange ("CHX").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer. During the year ended December 31, 2015 there were no transfers between levels within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Company recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are reflected in revenues. The Company trades on a proprietary basis only. Due to its trading strategy, the Company earns de minimis amounts of dividends.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Computer and Equipment

Computer and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation for computer and equipment using the straight line method over the useful life of 2-3 years.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011. For the year ended December 31, 2015, the Company incurred approximately $12,000 in State of California Franchise fees.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. All assets and liabilities measured at fair value as of December 31, 2015 are estimated within the fair value hierarchy as Level 1.

3. Rebates receivable

The Company clears all of its proprietary transactions through Wedbush Securities LLC (the "Clearing Broker") on a fully disclosed basis.

Rebates receivable amounts are due from exchanges with which the Company transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Floor brokerage, exchange and clearing fees represents fees incurred in relation to the Company's proprietary securities trading.

The amounts receivable from the clearing broker relate to the aforementioned transactions. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Computer and equipment

Details of computer and equipment at December 31, 2015 are as follows:

Computer & equipment	$ 15,386
Less accumulated depreciation	5,875
	$ 9,511

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $4,126,793, which was $4,026,793 in excess of its minimum requirement of $100,000.

6. Joint back office arrangement

The Company has a joint back office ("JBO") arrangement with its Clearing Broker. The Company notified CHX of the JBO arrangement and the Company maintains an ownership interest in the clearing broker pursuant to Regulation T of the Federal Reserve Board, Section 220.7. The Company maintains a minimum liquidating equity of $1,000,000 in the JBO arrangement.

7. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Company with portfolio financing. Such financing is essential for the Company to meet its proprietary trading objective.

The Company maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Securities Exchange Commission Rule 15c3-3

The Company is not technically exempt from Securities Exchange Commission Rule 15c3-3. However, because the Company is a proprietary trading firm only, the Company has no clients and does not hold client accounts. Therefore, the Company does not maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

9. Related party transactions

Pursuant to lease agreements entered into the by the Parent, the Company pays monthly rent for office space and equipment to the Parent under a cost sharing agreement. Pursuant to the cost sharing agreement the Company also reimburses the Xambala Management, LLC for salary expenses incurred for shared personnel. Rent and salary expenses under the cost sharing arrangement are $258,000 and $972,000, respectively for the year ended December 31, 2015.

Pursuant to a technology licensing agreement, the Company reimburses certain technology related licensing expenses to the Parent. Technology expenses related to the technology license agreement were $2,460,000 for the year ended December 31, 2015.

10. Member's equity and common control

The existence of common control could result in operating results or the financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

11. Subsequent events

In February 2016, the company registered with the BATS Exchange and began operating as a market maker. Further, the company began clearing its activities through ABN Amro Clearing Chicago, LLC ("AACC"). The Company has entered into a joint back office ("JBO") with AACC and filed a Notice Pursuant to SEC Rule 15c3-1(a)(6). The company is now operating as a registered market maker and has a minimum net capital requirement of $1,000,000. The company makes markets in approximately 4,000 securities. The company has ended its JBO relationship and is no longer clearing transactions through Wedbush Securities Inc.

These financial statements were approved by management and available for issuance on February 25, 2016. Subsequent events have been evaluated through this date.